13011170

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2013

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100 (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

KH 3/10

OATH OR AFFIRMATION

I, Juan Massens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of February 25th, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

B. CLEMENTE-DOUGLAS
MY COMMISSION # EE 202456
EXPIRES: September 27, 2016
Bonded Thru Notary Public Underwriters

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp.and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition
December 31, 2012

pwc

EFG Capital International Corp.and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition

December 31, 2012

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2012

Page(s)

pwc

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

We have audited the accompanying consolidated statement of financial condition of EFG Capital International Corp. and Subsidiary (a wholly owned subsidiary of EFG Capital Holdings Corp.) as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. and Subsidiary at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2013

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 19,553,043
Cash segregated under federal and other regulations	15,000
Due from customers	4,711,764
Term deposits	211,423
Accounts receivable	3,576,169
Due from employees	131,931
Securities owned, at fair value ($349,613 escrow deposit)	356,513
Furniture, equipment and leasehold improvements, net	1,557,450
Intangible assets, net	3,487,778
Goodwill	5,896,809
Other assets	1,586,015
Total assets	$ 41,083,895
Liabilities and Stockholder's Equity	
Accounts payable	$ 79,176
Due to broker	4,674,909
Accrued expenses and other liabilities	7,649,009
Deferred tax liability	269,963
Subordinated loans from related party	10,000,000
Total liabilities	22,673,057
Commitments and contingencies (Notes 9 and 10)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,812,083
Retained earnings	5,598,745
Total stockholder's equity	18,410,838
Total liabilities and stockholder's equity	$ 41,083,895

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

EFG Capital International Corp. (the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company's cash equivalents are mainly comprised of money market accounts.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value as described in Note 3.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of the broker-dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets with a finite life are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

Management's analysis for the year ended December 31, 2012, revealed no impairment of goodwill or other indefinite life intangibles.

Stock-based Compensation
The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards fair value as of grant date over the requisite service period of the award, which is generally the awards vesting period.

Administrative and Other Service Fees
Administrative and other service fees include rebates, retrocessions, and trailer fees, as well as intercompany revenue from service level agreements, arranger fees, and revenue sharing agreements. Administrative and other service fees are recorded on an accrual basis.

Principal Transactions and Commissions
Principal transactions, commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company and its subsidiaries are included in the consolidated federal income tax return filed by EFG Capital Holdings Corp. ("Holdings"). Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized as tax benefits only if it is 'more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any uncertain tax positions, as defined above, as of December 31, 2012.

New Accounting Pronouncement
Intangibles – Goodwill and Other; Testing Indefinite-Lived Intangibles Assets for Impairment
In July 2012, the Financial Accounting Standards Board ("FASB") issued guidance that allows companies to first assess the qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis of determining whether it is necessary to perform the quantitative impairment test. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012.

	Fair Value Measurements using			Assets/Liabilities
	Level 1	Level 2	Level 3	at fair value
Assets				
Securities Owned				
U.S. Treasury Bills	$ 349,613	$ -	$ -	$ 349,613
Equities	6,900	-	-	6,900
Total assets at fair value	$ 356,513	$ -	$ -	$ 356,513
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury and equity securities are classified as level 1 of the fair value hierarchy as they are based on quoted market prices in active markets.

Level 3 Valuation Techniques

In November 2012, the Company sold its ownership interest in the Millenia Partners II LLP investment. The fair value measurement of the limited liability partnership was classified as level 3 of the fair value hierarchy as it was based on the net asset value of the Company's ownership interest in the partnership to which a proportionate share of net assets is attributed.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2012:

Balance at December 31, 2011	$ 372,830
Purchase of securities	16,000
Loss on investments	(54,894)
Sale of securities	(333,936)
Balance at December 31, 2012	$ -

4. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2012, $15,000 has been restricted and segregated in a 15c3-3 account.

5. Securities Owned

At December 31, 2012 securities owned consists of the following:

U.S. Treasury Bills	$	349,613
Equity securities		6,900
	$	356,513

Some of the Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2012:

	Useful Lives (in years)		
Furniture	5	$	1,104,663
Equipment	3 - 5		2,771,073
Leasehold improvements	3 - 7		2,130,477
Artwork	Indefinite		43,551
			6,049,764
Less: Accumulated depreciation and amortization			(4,492,314)
		$	1,557,450

Depreciation expense was $705,750 for the year ended December 31, 2012.

7. Intangible Assets

Intangible assets consist of the following at December 31, 2012:

	Useful Lives (in years)		
Customer relationships	15	$	6,800,000
Broker-dealer license	-		50,000
			6,850,000
Less: Accumulated amortization			(3,362,222)
		$	3,487,778

Amortization expense amounted to $453,333 for the year ended December 31, 2012 and is estimated at $453,333 for each of the next five years.

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2012:

Assets	
Cash and cash equivalents	$ 373,880
Accounts receivable	2,752,218
Due from employees	131,931
Total assets	3,258,029
Liabilities	
Accounts payable	65,553
Accrued expenses and other liabilities	116,233
Subordinated loans	10,000,000
Total liabilities	10,181,786
Net related party liability position	$ 6,923,757

As of December 31, 2012, the Company has balances due from EFG Bank and EFG Capital Holdings Corp. for $38,576 and $26,977, respectively, as a result of intercompany transactions occurring during the year then ended. These balances are included in accounts payable in the accompanying statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International on September 2005. On September 2012, the SLA maturity was extended to September 30, 2013. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 4.475% per annum. As of December 31, 2012, the Company has accrued interest related to the SLA for $92,889. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit for $5,000,000. On September 2012, the RSLA credit period was extended to expire on September 30, 2013. As of December 31, 2012, the RSLA has an outstanding balance of $2,000,000 due to repayment of $3,000,000 in August 2012 and carries an interest rate of 4.475% per annum. As of December 31, 2012, the Company has accrued interest related to the RSLA for $23,344. The RSLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the RSLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2012, due from employees amounted to $131,931.

Included in the consolidated statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2012:

Revenues	
Administrative and other services fees	$ 38,193,744
Commissions and principal trading	3,632,344
Total revenues	$ 41,826,088
Expenses	
Royalty, management and operating support fees	$ 2,761,420
Professional fees	815,310
Interest expense	537,032
Total expenses	$ 4,113,762

Effective January 1, 2012, the Company entered into a new revenue sharing agreement with EFG Bank which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The agreement expired on December 31, 2012 and has been renewed in January 2013 for a term ending on December 31, 2014. The Company earned revenue of $14,732,429 from EFG Bank pursuant to the agreement during the year ended December 31, 2012 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective January 1, 2010, the Company entered into service level agreements with EFG Capital Holdings and some of its subsidiaries, which allow the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $551,845 pursuant to the agreements during the year ended December 31, 2012 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective April 1, 2012, the Company entered into a new service level agreement with EFG Asset Management (Americas) Corp. ("EFGAM") which allows the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $230,550 pursuant to the agreement during the year ended December 31, 2012 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective April 1, 2012, the Company entered into a new revenue sharing agreement with EFGAM which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The Company earned revenue of $4,111,772 from EFGAM pursuant to the agreement during the year ended December 31, 2012 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

In 2012, the Company earned arranger fee revenues from EFG International Finance (Guernsey) Ltd. The Company received arranger fees for its involvement in providing transaction arrangement assistance between its clients and EFG International Finance (Guernsey) Ltd. The Company earned revenue of $18,567,149 from EFG International Finance (Guernsey) Ltd. during the year ended December 31, 2012, which is included in administrative and other services fees in the accompanying consolidated statement of operations.

The Company performed broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized commission revenue of $3,632,344 during the year ended December 31, 2012. This amount is included in principal transactions and commissions and brokerage fees in the accompanying consolidated statement of operations.

Effective January 1, 2006, the Company entered into a service level agreement with EFG International which allows the EFG International to be compensated at an amount determined in the agreement for management, operational, IT, and other services. In 2012, the Company paid $2,761,420 in fees associated with these agreements. The amount is included in royalty, management and operating support fees in the accompanying consolidated statement of operations.

Effective April 1, 2012 the Company entered into a research and marketing agreement with EFGAM which requires EFGAM to provide securities investment research and marketing publications for the use of the company and the company's clients. In 2012, the Company paid $815,310 in fees associated with this agreement. The amount is included in professional fees in the accompanying consolidated statement of operations.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by JP Morgan and Pershing, third party clearing organizations, and EFG Bank. Pursuant to the Company's agreement with JP Morgan Clearing Corp. and Pershing, the Company is required to maintain $250,000 and $100,000 in security escrow deposit, respectively. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees

The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2012. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

10. Commitments and Contingencies

Leases
The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami, New York, and Key Biscayne.

Lease obligations under the above-mentioned agreements as of December 31, 2012 are as follows:

Year	
2013	$ 1,614,984
2014	1,394,198
2015	1,255,059
2016	882,213
2017 and thereafter	-
	$ 5,146,454

Rent expense in 2012 amounted to $1,234,161.

The commitment schedule above includes lease obligations in a New York office that has been sub-leased but remains the Company's obligation until May 2014 if sub-lessee were to default. Sub-lease income of $237,311 has been recognized in 2012 and is included in rent expense in the consolidated statement of operations. Sub-lease income is expected to be $367,000 over the remaining term of the sub-lease agreement.

The commitment schedule above does not include the lease expense to be recognized in 2013 for the Key Biscayne office as it was fully pre-paid in 2012. The lease term for this space is set to expire on October 31, 2013 and the expense to be recognized in 2013 is $39,781.

Concentration of Credit Risk
The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters
In January 2010, a purported class action suit was filed in federal court whereby investors were seeking to recover losses in their investments in funds managed by Fairfield Greenwich Group ("Fairfield") whom in turn had invested a substantial portion of the funds' assets with Bernard L Madoff Investment Securities LLC ("BMIS"). During September 2011, a settlement was agreed to in the amount of $7,784,000. In August 2012, final settlement was completed and funds were paid to the investors and their attorneys.

In two separate cases originated in 2010, investors had brought FINRA arbitration claims for investments made in Fairfield funds. In April 2012, an agreement was reached with the investors and a settlement amount of $684,079 was completed and funds were paid to the investors and their attorneys.

The Company duly notified its insurance carrier at the outset of the matters referred above. In December 2011, the Company's insurance carrier and the Company agreed to settle on a $2,320,000 insurance reimbursement, covering any and all part, current, and future legal and settlement costs related to any Fairfield funds litigation. The reimbursement was recognized in 2011 and the proceeds were fully received by the Company as of January 2012.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2012, the Company had net capital (as defined) of $11,467,128 which was $10,641,164 in excess of that required. The Company's net capital ratio was 1.08 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $17,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2012 was $464,902.

13. Stock Based Plans

Since 2009, the Company has participated in the Parent's Restricted Stock Units (RSU's) equity incentive plan which provides RSU awards to the employees of the Company as part of EFG International's equity incentive plan. Effectively, EFG International would grant RSU's to Parent, who would subsequently grant to the Company's employees. After a three year vesting period, EFG International transfers the shares to Parent which concurrently would transfer to the Company's employees. Effective 2012, the Company and the Parent will no longer participate in the EFG International equity incentive plan, but the Company will continue to participate in Parent's own equity incentive plan. EFG International has committed to provide the Parent on an ongoing basis the shares required to settle the RSU awards with the Company's employees at the end of each vesting period in exchange for an equity consideration from the Parent for the 2009 grants and nominal cash and equity consideration from the Parent for shares granted in subsequent years.

The RSU incentive awards under the above-mentioned plan as of December 31, 2012 are as follows:

Year granted	Fair value at grant date	Dec. 31, 2011 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2012 unamortized
2009	$ 941,000	$ 92,040	$ -	$ -	$ (92,040)	$ -
2010	397,684	161,427	-	-	(119,118)	42,309
2011	878,354	659,810	-	(1,846)	(293,319)	364,645
2012	1,738,247	-	1,738,247	(6,994)	(430,440)	1,300,813
		$ 913,277	$ 1,738,247	$ (8,840)	$ (934,917)	$ 1,707,767

14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. Income Taxes

The components of the income tax expense for the year ended December 31, 2012, are as follows:

	Federal	State	Total
Current tax expense (benefit)	$ 958,766	$ (377,473)	$ 581,293
Deferred tax expense	1,681,369	305,073	1,986,442
Income tax expense (benefit)	$ 2,640,135	$ (72,400)	$ 2,567,735

The effective income tax rate of 31.25% differed from the federal statutory tax rate of 34%, due primarily to stock-based compensation, state income taxes, and changes in state tax rate.

The deferred tax provision consists of income taxes related to the differences between the tax basis of assets and liabilities and their financial reporting amounts.

At December 31, 2012, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets		
Accrued bonus and compensation	$	833,511
Accrued interest to Parent		43,672
Other		147,340
		1,024,523
Deferred tax liabilities		
Intangible assets		(966,632)
Fixed assets		(261,314)
Other		(66,540)
		(1,294,486)
Net deferred tax liability	$	(269,963)

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The Company believes that it is more likely than not that the tax benefit will be realized.

Temporary difference of $966,632 relates primarily to a 2005 acquisition and will reverse upon sale, amortization, or other liquidation.

16. Subsequent Events

The Company considered subsequent events through February 25, 2013, the date the financial statements were available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

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